UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

Tectonic Therapeutic, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

878972 108

(CUSIP Number)

Jean-Philippe Kouakou-Zebouah

Chief Financial Officer

Vida Ventures II, LLC

40 Broad Street, Suite 201

Boston, MA 02109

(857)-254-9500

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 20, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 878972 108
1.	Names of Reporting Persons Vida Ventures II, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,000,900 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,000,900 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,000,900 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.8% (2)
14.	Type of Reporting Person (See Instructions) OO

(1)	All shares are held of record by Vida II (as defined in Item 2(a) below). VV Manager II (as defined in Item 2(a) below) is the manager of Vida II and may be deemed to have voting, investment and dispositive power with respect to these securities.

(2)	This percentage is calculated based upon 14,734,323 shares of Common Stock outstanding as of June 20, 2024, as reported in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on June 20, 2024.

CUSIP No. 878972 108
1.	Names of Reporting Persons Vida Ventures II-A, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 27,774 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 27,774 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 27,774 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.2% (2)
14.	Type of Reporting Person (See Instructions) OO

(1)	All shares are held of record by Vida II-A (as defined in Item 2(a) below). VV Manager II is the manager of Vida II-A and may be deemed to have voting, investment and dispositive power with respect to these securities.

(2)	This percentage is calculated based upon 14,734,323 shares of Common Stock outstanding as of June 20, 2024, as reported in the Issuer’s Current Report on Form 8-K filed with the SEC on June 20, 2024.

CUSIP No. 878972 108
1.	Names of Reporting Persons VV Manager II, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,028,674 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,028,674 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,028,674 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.0% (2)
14.	Type of Reporting Person (See Instructions) OO

(1)	Consists of (i) 1,000,900 shares held of record by Vida II and (ii) 27,774 shares held of record by Vida II-A. VV Manager II is the manager of Vida II and Vida II-A and may be deemed to have voting, investment and dispositive power with respect to the shares held by each of Vida II and Vida II-A.

(2)	This percentage is calculated based upon 14,734,323 shares of Common Stock outstanding as of June 20, 2024, as reported in the Issuer’s Current Report on Form 8-K filed with the SEC on June 20, 2024.

Item 1.	Security and Issuer

The class of equity security to which this statement on Schedule 13D relates is the Common Stock, $0.0001 par value (“Common Stock”) of Tectonic Therapeutic, Inc., a Delaware corporation, formerly AVROBIO, Inc. (the “Issuer”). The address of the principal executive offices of the Issuer is 490 Arsenal Way, Suite 210, Watertown, MA 02472. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 2.	Identity and Background

(a)	This Schedule 13D is filed by Vida Ventures II, LLC (“Vida II”), Vida Ventures II-A, LLC (“Vida II-A”) and VV Manager II, LLC (“VV Manager II” and, with Vida II and Vida II-A, collectively, the “Reporting Persons”). The agreement among the Reporting Persons to file jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act is attached hereto as Exhibit A.

(b)	The principal business office of the Reporting Persons is 40 Broad Street, Suite 201, Boston, MA 02109.

(c)	The principal business of the Reporting Persons is venture capital investments. VV Manager II is the manager of each of Vida II and Vida II-A.

(d)	During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, none of the Reporting Persons was a party to a civil proceeding of a judicial of administrative body of competent jurisdiction or were subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Each of the Reporting Persons is a limited liability company organized in the state of Delaware.

Item 3.	Source and Amount of Funds or Other Consideration

Between March 31, 2021 and September 9, 2022, Vida II and Vida II-A purchased an aggregate of 1,284,322 and 35,638 of Series A preferred shares of Old Tectonic (as defined below) for an aggregate purchase price of $17,407,104. Between October 11, 2023 and December 22, 2023, Vida II and Vida II-A purchased SAFEs which converted into 465,144 and 12,907 shares of Old Tectonic at an aggregate purchase price of $5,927,399. On June 18, 2024, Vida II and Vida II-A purchased 123,407 and 3,424 common shares of Old Tectonic for an aggregate purchase price of 1,572,587. The source of funds for each of Vida II’s and Vida II-A’s purchases of shares of Old Tectonic securities was the contribution from its members.

On January 30, 2024, the Issuer, Tectonic Therapeutic, Inc. (“Old Tectonic”), and Alpine Merger Subsidiary, Inc., a direct wholly owned subsidiary of AVROBIO (“Merger Sub”) entered into the Agreement and Plan of Merger and Reorganization, dated as of January 30, 2024 (the “Merger Agreement”), pursuant to which Merger Sub merged with and into Old Tectonic, with Old Tectonic surviving as a direct wholly owned subsidiary of AVROBIO and the surviving corporation of the merger (the “Merger”). On June 20, 2024, the Issuer, Merger Sub and Old Tectonic consummated the transactions contemplated by the Merger Agreement. Effective at 4:00 p.m. Eastern Time on June 20, 2024, AVROBIO effected a 1-for-12 reverse stock split of its common stock (the “Reverse Stock Split”). Effective at 4:02 p.m. Eastern Time on June 20, 2024, the Issuer completed the Merger, and effective at 4:03 p.m. Eastern Time on June 20, 2024, the Issuer changed its name to Tectonic Therapeutic, Inc.

Under the terms of the Merger, immediately prior to the effective time of the Merger, each share of Old Tectonic’s preferred stock was converted into one share of Old Tectonic’s common stock. At the effective time of the Merger, each of these shares was converted into the right to receive 0.534419990 shares of the Issuer's common stock, after giving effect to the Reverse Stock Split.

The issuance of the shares of the Issuer’s common stock to the former stockholders of Old Tectonic, other than the shares issued in a pre-closing financing transaction which closed on June 20, 2024, was registered with the Securities and Exchange Commission (the “SEC”) on the Issuer’s Registration Statement on Form S-4 (File No. 333-277048), as amended.

Following the closing of the Merger, Vida II and Vida II-A directly owned 1,000,900 and 27,774 shares of Common Stock, respectively.

Item 4.	Purpose of Transaction

The Reporting Persons purchased the aforementioned securities for investment purposes with the aim of increasing the value of their investments and the Issuer. Subject to applicable legal requirements, one or more of the Reporting Persons may purchase additional securities of the Issuer from time to time in open market or private transactions, depending on its evaluation of the Issuer’s business, prospects and financial condition, the market for the Issuer’s securities, other developments concerning the Issuer, the reaction of the Issuer to the Reporting Persons’ ownership of the Issuer’s securities, other opportunities available to the Reporting Persons, and general economic, money market and stock market conditions. In addition, depending upon the factors referred to above, the Reporting Persons may dispose of all or a portion of their securities of the Issuer at any time (including by means of programs adopted pursuant to Rule 10b5-1 under the Securities Exchange Act of 1934 (the “Act”)). Each of the Reporting Persons reserve the right to increase or decrease its holdings on such terms and at such times as each may decide.

Except as set forth in this Item 4 and Item 6 below, none of the Reporting Persons have a present plan or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act. However, each of the Reporting Persons reserves the right to propose or participate in future transactions which may result in one or more of such actions, including but not limited to, an extraordinary corporate transaction, such as a merger, reorganization or liquidation, sale of a material amount of assets of the Issuer or its subsidiaries, or other transactions which might have the effect of causing the Common Stock to become eligible for termination of registration under Section 12(g) of the Act. The Reporting Persons also retain the right to change their investment intent at any time, to acquire additional shares of Common Stock or other securities of the Issuer from time to time, or to sell or otherwise dispose of all or part of the Common Stock beneficially owned by them (or any shares of Common Stock into which such securities are converted) in any manner permitted by law. The Reporting Persons may engage from time to time in ordinary course transactions with financial institutions with respect to the securities described herein.

Stefan Vitorovic, a managing director and member of the investment committee of VV Manager II, is a member of the board of directors of the Issuer. As a director of the Issuer, Mr. Vitorovic may have influence over the corporate activities of the Issuer, including activities which may relate to the transactions described in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a) – (b)	See Items 7-11 of the cover pages of this Statement and Item 3 above.

(c)	Except as reported in this Statement, none of the Reporting Entities has affected any transactions in the Issuer’s securities within the past 60 days.

(d)	Under certain circumstances set forth in the limited liability company agreements of each of Vida II and Vida II-A, VV Manager II and the members of each of Vida II and Vida II-A may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the Issuer owned by such entity of which they are a partner.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Item 3 of this Statement is incorporated herein by reference.

In connection with the Merger, Vida II and Vida II-A have entered into lock-up agreements, pursuant to which they have agreed not to, except in limited circumstances, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock, currently or hereafter owned, until 180 days after the effective time of the Merger.

The foregoing description of the lock-up agreements does not purport to be complete and is qualified in its entirety by the full text of the form of lock-up agreement, which is attached hereto as Exhibit B.

Item 7.	Material to be Filed as Exhibits

A.	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

B.	Form of Lock-Up Agreement, incorporated by reference to Annex E of the Issuer’s definitive proxy statement/prospectus (Reg. No. 333- 277048), filed with the SEC on May 3, 2024.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 27, 2024

Vida Ventures II, LLC

By:	VV Manager II, LLC
its	Manager

By:	/s/ Stefan Vitorovic
Name: Stefan Vitorovic
Title: Managing Director

Vida Ventures II-A, LLC

By:	VV Manager II, LLC
its	Manager

By:	/s/ Stefan Vitorovic
Name: Stefan Vitorovic
Title: Managing Director

VV Manager II, LLC

By:	/s/ Stefan Vitorovic
Name: Stefan Vitorovic
Title: Managing Director

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

Exhibit(s):

A	Joint Filing Agreement

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that a single Schedule 13D (or any amendment thereto) relating to the Common Stock of Tectonic Therapeutic, Inc. shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13D.

Dated: June 27, 2024

Vida Ventures II, LLC

By:	VV Manager II, LLC
its	Manager

By:	/s/ Stefan Vitorovic
Name: Stefan Vitorovic
Title: Managing Director

Vida Ventures II-A, LLC

By:	VV Manager II, LLC
its	Manager

By:	/s/ Stefan Vitorovic
Name: Stefan Vitorovic
Title: Managing Director

VV Manager II, LLC

By:	/s/ Stefan Vitorovic
Name: Stefan Vitorovic
Title: Managing Director